June 2, 2025

VIA EDGAR

United States Securities and Exchange
Commission Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549

Attention: Karl Hiller

Re: TXO Partners, L.P.
Form 10-K for the Fiscal Year ended December 31, 2024
Filed March 4, 2025
File No. 001-41605

To the addressees set forth above:

This letter sets forth the response of TXO Partners, L.P. (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated May 22, 2025 (the “Comment Letter”) relating to the Form 10-K for the fiscal year ended December 31, 2024 publicly filed on March 4, 2025 (the “Form 10-K”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2024

Business and Properties
Proved Undeveloped Reserves (PUDS), page 10

1.Please expand your description of the investments and progress made to develop your oil and gas reserves to clarify how the individual costs relate to the activities described,

similar to your disclosure on page 8, and to separately report the capital expenditures incurred to convert proved undeveloped reserves to proved developed reserves.

However, for any years in which you did not convert proved undeveloped reserves to developed reserves, it appears you would report that such capital expenditures were $0, to comply with the disclosure requirements in Item 1203(c) of Regulation S-K.

Response: We acknowledge the Staff’s comment and will expand our description of investments and progress made to develop our oil and gas reserves accordingly in future filings, including reporting such capital expenditures as $0 in years when we do not convert any proved undeveloped reserves to developed reserves. For example, we would propose to the following example disclosure using the information from the years ended December 31, 2022, 2023 and 2024:

We incurred no costs during the year ended December 31, 2024, no costs during the year ended December 31, 2023 and $7.1 million during the year ended December 31, 2022 to convert proved undeveloped reserves into proved developed reserves. The $7.1 million incurred during the year ended December 31, 2022 consisted of approximately $7.1 million to drill 4 gross wells (3.0 net wells) and on related equipment. Of these 4 gross wells, 2 gross wells (2.0 net wells) were waiting on completion.

2.We note that while your estimates of proved undeveloped reserves represent approximately 11% of total proved reserves as of December 31, 2024, the table on page 15 indicates that you have virtually no undeveloped acreage (representing about 1/10 of 1% of total developed and undeveloped acreage).

However, acreage held by production that includes acres on which wells have not been drilled or completed should be considered undeveloped, regardless of whether such acreage contains proved reserves, as expressed in your disclosure towards the end of page 14, and consistent with Item 1208(c)(4) of Regulation S-K.

Please revise your disclosures of acreage to comply with Items 1208(a) and 1208(b) of Regulation S-K, or if you believe that your current disclosures are appropriate and that revisions are not needed, tell us how you have formulated this view.

Response: We acknowledge the Staff’s comment. We have reviewed Item 1208(b) and 1208(c)(4) of Regulation S-K and believe that we have an immaterial amount of acreage that would be more appropriately classified as undeveloped acreage. In future filings, we will modify the disclosure to reclassify such developed acreage as undeveloped acreage in accordance with Item 1208(b) and 1208(c)(4) of Regulation S-K. We advise the Staff that the affected acreage represents approximately 0.5% of our total net acreage as of December 31, 2024, since most of our proved undeveloped reserves are part of a CO2 flood expansions.

3.Please expand the disclosure relating to your developed and undeveloped acreage to provide the expiration dates of material concentrations of your undeveloped acreage. To the extent that you do not have material amounts of expiring acreage, please include an explanation similar to the disclosure on page 18 stating “substantially all of our leases are held by production and do not require continuous development” if applicable, to comply with Item 1208(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment and confirm that we do not have material amounts of expiring acreage. In future filings, we will include an explanation to our Developed and Undeveloped Acreage table to clarify that substantially all of our leases are held by production and do not require continuous development.

Financial Statements
Note 18 – Supplementary Financial Information for Oil and Gas Producing Activities
Proved Reserves, page F-23

4.Please expand your discussion of the changes in total proved reserves due to extensions and discoveries to explain the reason for there are no corresponding additions in proved undeveloped reserves in the reconciliation presented on page 10.

For example, indicate the extent to which the reserve additions are attributable to drilling wells that did not have proved undeveloped reserves assigned at the beginning of the year, and which resulted in additional proved developed reserves.

Please refer to FASB ASC 932-235-50-5 if you require further guidance.

Response: We acknowledge the Staff’s comment and will expand our discussion in future filings in accordance with the example below:

The 0.4 MBoe of extensions, additions and discoveries in proved reserves in 2024 did not result in the conversion of any proved undeveloped reserves to proved developed reserves because they were primarily related to drilling wells in the San Juan Basin and Permian Basin that did not have proved undeveloped reserves assigned at the beginning of the year, and which resulted in additional proved developed reserves.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page F-24

5.We note that the relative significance of your estimates of future production and development costs utilized in computing the Standardized Measure for the year ended December 31, 2024 appear to be materially inconsistent with the corresponding costs utilized in each of the two previous years.

Please revise your disclosure to address this apparent inconsistency or tell us why you believe that revisions are not needed, if this is your view.

Response: We acknowledge the Staff’s comment and confirm that the amounts were inadvertently reversed. Future production costs should be $2,077,469,000 and future development costs should be $450,156,000. We will correct the table for the year ended December 31, 2024 in future filings.

6.We note there is a disclosure on page 3 of the reserves report at Exhibit 99.1 indicating that you may have directed the third-party engineer to exclude the cost of plugging and the salvage value of equipment at abandonment in its evaluation.

Please expand your disclosure in Note 19 to clarify the reason for the significant difference between the estimates of the undiscounted future net cash flows excluding future income tax presented in Exhibit 99.1 and the estimates presented on page F-24.

Response: We acknowledge the Staff’s comment and will expand our disclosure in future filings to include the following clarification in the footnotes to the “Standardized measure, December 31” row of the Changes in Standardized Measure of Discounted Future Net Cash Flows table:

“The December 31, 2024 standardized measure includes a reduction of $392.1 million ($392.9 million before income tax) for estimated property abandonment costs. These estimated property abandonment costs are not included in the reserves report prepared by our third-party engineer.”

* * *

We hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Mollie Duckworth of Latham & Watkins LLP, at (737) 910-7325.

Very truly yours,

TXO Partners, L.P.

s/ Brent W. Clum
Name: Brent W. Clum
Title: Co-Chief Executive Officer
and Chief Financial Officer

Cc: Mollie Duckworth, Latham & Watkins LLP